Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004
Tel: 202.739.3000
Fax: 202.739.3001
www.morganlewis.com

Beau Yanoshik
202.739.5676
byanoshik@morganlewis.com

VIA EDGAR

January 14, 2010

David Woliner
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Transparent Value Trust (the “Trust”); SEC File Nos. 333-159992 and 811-22309;
Pre-Effective Amendment No. 1 on Form N-1A (“Amendment No. 1”)

Dear Mr. Woliner:

This letter responds to comments you provided in an email dated December 22, 2009, with respect to the Trust’s Amendment No. 1. Amendment No. 1 was filed on October 30, 2009 and included disclosure with respect to the Trust’s three initial series: Transparent Value Dow Jones RBP U.S. Large-Cap 100 High-Beta Leading Index Fund, Transparent Value Dow Jones RBP U.S. Large-Cap 100 Low-Beta Leading Index Fund, and Transparent Value Dow Jones RBP U.S. Large-Cap 100 Market-Beta Leading Index Fund (each a “Fund” and collectively the “Funds”).

Your comments with respect to Amendment No. 1, and responses thereto on behalf of the Trust, are provided below. Capitalized terms not defined herein should be given the meaning provided in Amendment No. 1.

1)
Comment: Amendment No. 1 refers to an exemptive relief granted to the Trust as to its investment strategies. In this regard please: (i) refer to the Investment Company Act Release Number of that exemptive relief; and (ii) certify that your filing is consistent with the terms of the exemptive relief/release.

Response: The inclusion of this disclosure was a drafting error and the references to exemptive relief have been removed from Amendment No. 1.

David Woliner
January 14, 2010

2)
Comment: Be advised that you may not use cross references in Items 2 – 8 of the prospectus unless there are hyperlinks to the relevant cross referenced sections in the filing posted on the web page. Please confirm such hyperlinks will be present.

Response: We have confirmed such hyperlinks will be present in the filing posted on the web page.

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It is our intent to file one additional pre-effective amendment (“Amendment No. 2”) prior to requesting acceleration for effectiveness. Amendment No. 2 will include all the outstanding information not included in Amendment No. 1 as well as a seed capital audit from the Trust’s independent auditors.

Please be advised that certain items in Amendment No. 2 will differ from those in Amendment No. 1. While we do not consider these differences to be material, in order to prevent a delay in effectiveness, we would like to bring them to your attention prior to filing Amendment No. 2. The differences are as follows:

1) Change in Fund and Index Names. The names of the Funds have been changed as stated in the table below in order to reflect changes made to the names of the underlying indexes, as determined by Dow Jones in its discretion. None of these name changes result in or reflect any changes to the investment strategy of any Fund or the methodology of any Index.

Old Name	New Name
Transparent Value Dow Jones RBP U.S. Large-	Transparent Value Dow Jones RBP U.S. Large-
Cap 100 High-Beta Leading Index Fund	Cap Aggressive Index Fund
Transparent Value Dow Jones RBP U.S. Large-	Transparent Value Dow Jones RBP U.S. Large-
Cap 100 Low-Beta Leading Index Fund	Cap Defensive Index Fund
Transparent Value Dow Jones RBP U.S. Large-	Transparent Value Dow Jones RBP U.S. Large-
Cap 100 Market-Beta Leading Index Fund	Cap Market Index Fund

In addition to reflecting changes to the index names, the Adviser and Sub-Adviser believe that the terms “Aggressive,” “Defensive” and “Market,” when referring to the Funds, will be better understood by prospective investors than the terms “High-Beta,” “Low-Beta” and “Market-Beta,” respectively.

Each Fund’s investment policy to invest 80% of its net assets, plus the amount of borrowings for investment purposes, in securities of large-cap companies that comprise its respective Index, as required by Rule 35d-1 of the Investment Company Act of 1940, as amended, remains unchanged.

David Woliner
January 14, 2010

2)	Change in Name of Institutional Shares. Institutional Shares of each Fund have been renamed “Class F-1 Shares.”

3)
Change in Waiver from Voluntary to Contractual. Amendment No. 1 stated that the Adviser intended to voluntarily reduce fees or reimburse expenses of the Fund in order to maintain a yet to be determined expense level. Since the filing of Amendment No. 1, the Adviser has entered into a contractual expense limitation agreement to keep each Fund’s net expenses from exceeding 1.50% and 1.35% of the Fund’s average daily net assets of the Class A and Class F-1 Shares, respectively, until January 31, 2013. Additionally, pursuant to the expense limitation agreement, if at any point it becomes unnecessary for the Adviser to reduce fees or make expense reimbursements for a Fund, the Board may permit the Adviser to retain the difference between the Fund’s total annual operating expenses and 1.50% for Class A Shares and 1.35% for Class F-1 Shares, respectively, to recapture all or a portion of its prior fee reductions or expense reimbursements made during the preceding three-year period during which the agreement was in place.

The fee table and corresponding footnotes for each Fund will now appear as follows:

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Class A Shares	Class F-1 Shares
Management Fees	0.95%	0.95%
Distribution and Service (12b-1) Fees	0.25%	0.25%
Other Expenses*	X.XX%	X.XX%
Shareholder Service Fees	0.15%	None
Total Annual Fund Operating Expenses	X.XX%	X.XX%
Less Contractual Fee Waiver**	X.XX%	X.XX%
Net Annual Fund Operating Expenses	1.50%	1.35%

*	Because the Fund is new, Other Expenses are based on estimated amounts for the current fiscal year.

**	The Adviser has contractually agreed to reduce fees and reimburse expenses to the extent necessary to keep Net Expenses (excluding interest, taxes, Acquired Fund Fees and Expenses, brokerage commissions and extraordinary expenses) from exceeding 1.50% and 1.35% of the Fund’s average daily net assets of the Class A and Class F-1 Shares, respectively, until January 31, 2013. This Agreement may be terminated: (i) by the Board, for any reason at any time; or (ii) by the Adviser, upon ninety (90) days' prior written notice to the Trust, effective as of the close of business on the last day of the then-current one-year period.

4)
Purchase, Redemption and Exchange Transactions. The disclosure with respect to purchases, redemptions and exchanges of Fund shares has been revised to reflect that such transactions are generally made through financial intermediaries or other securities dealers and not directly through the Funds.

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David Woliner
January 14, 2010

The Trust acknowledges the Commission press release, dated June 24, 2004 (“Press Release”), in which the Commission announced that, in connection with any filing upon which comments are provided to a registrant by the Commission staff, the staff would require a written representation from the registrant to the effect that the comment process would not be used as a defense by the registrant in any securities related litigation brought against it. In accordance with the position announced in the Press Release, and on behalf of the Trust, the Trust acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission and that it may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. The Trust further acknowledges that Commission staff comments or changes to disclosures in response to Commission staff comments in a filing reviewed by the Commission staff do not foreclose the Commission from taking any action with respect to such filing.

We hope that the foregoing is responsive to each of the comments you provided. Please do not hesitate to contact the undersigned at (202) 739-5676 if you have any questions concerning the foregoing.

Sincerely, /s/ Beau Yanoshik Beau Yanoshik

cc:	Peter K. Ewing W. John McGuire